UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CanAlaska Ventures Ltd.

(Name of Issuer)

Common Shares without par value

(Title of Class of Securities)

137089108 (CUSIP Number)

October 2, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 137089108                                                                                                                                                   Page 2 of 8

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person IS Capital LLC

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 1,320,000 7. Sole Dispositive Power 0 8. Shared Dispositive Power 1,320,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,320,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 6.4%

12.	Type of Reporting Person (See Instructions) 00

CUSIP No. 137089108                                                                                                                                                   Page 3 of 8

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Paul van Eeden Not Applicable

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 1,320,000 7. Sole Dispositive Power 0 8. Shared Dispositive Power 1,320,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,320,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 6.4%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 137089108                                                                                                                                                       Page 4 of 8

1.	Names of Reporting Person S.S. or I.R.S. Identification No. of above person Douglas R. Casey Not Applicable

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 1,320,000 7. Sole Dispositive Power 0 8. Shared Dispositive Power 1,320,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,320,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 6.4%

12.	Type of Reporting Person (See Instructions) IN

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Item 1(a).    Name of Issuer:

CanAlaska Ventures Ltd.

Item 1(b).    Address of Issuer’s Principal Executive Offices:

2303 West 41st Avenue

Vancouver, British Columbia, Canada V6M 2A3

Item 2

(a). — (c).

Name, Principal Business Address and Citizenship of Persons Filing:

(1)	IS Capital LLC (“IS Capital”)

201 North Mill Street, Suite 201

Aspen, Colorado 81611

Citizenship: Colorado

(2)	Paul van Eeden (“Mr. van Eeden”)

250 “H” Street

Blaine, Washington 98230

Citizenship: South Africa

(3)	Douglas R. Casey (“Mr. Casey”)

201 North Mill Street, Suite 201

Aspen, Colorado 81611

Citizenship: U.S.A.

Item 2(d).    Title of Class of Securities: Common Shares without par value

Item 2(e).    CUSIP Number: 137089108

Item	3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not Applicable

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Item 4.    Ownership.

The information in items 1 and 5 through 11 on the cover pages (pp. 2-4) on Schedule 13G is hereby incorporated by reference.

This Statement is filed by (i) IS Capital, as the direct beneficial owner of 1,320,000 Common Shares (including 660,000 immediately exercisable share purchase warrants) of the Issuer; (ii) by virtue of his position as 50% owner and a managing partner of IS Capital, by Mr. van Eeden; and (iii) by virtue of his position as 50% owner and a managing partner of IS Capital, by Mr. Casey.

Item 5.    Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.    Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.    Identification and Classification of Members of the Group.

Not Applicable

Item 9.    Notice of Dissolution of Group.

Not Applicable

Item 10.  Certification.

By signing below, each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 8, 2003	IS Capital LLC

	By:	/s/ PAUL VAN EEDEN
Paul van Eeden, Managing Partner

Date: October 8, 2003	By:	/s/ PAUL VAN EEDEN
Paul van Eeden, individually

Date: October 8, 2003	By:	/s/ DOUGLAS R. CASEY
Douglas R. Casey, individually